UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  ____________

                                 SCHEDULE 13D/A
                                (Amendment No. 4)

                    Under the Securities Exchange Act of 1934


                              Strayer Education, Inc.
                           -----------------------------
                                (Name of Issuer)


                         Common Stock, $0.01 par value
                     ---------------------------------------
                          (Title of Class of Securities)

                                   863236105
                                   ---------
                                (CUSIP Number)

Charles Ayres                                     with copies to:
DB Capital Partners, Inc.                         Oliver C. Brahmst, Esq.
31 West 52nd Street                               White & Case LLP
26th Floor                                        1155 Avenue of the Americas
New York, NY  10019                               New York, NY 10036
646-324-2416                                      212-819-8200

          (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                               November 20, 2002
                         ------------------------------
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d(f) or 13d-1(g), check the following box
|_|.

                            ------------------------

                               SCHEDULE 13D/A
CUSIP No. 863236105                                     Page 2 of 11 Pages



-------- ---------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Taunus Corporation*               I.R.S. Identification No. 13-4060471

-------- ---------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) /X/
                                                                        (b) / /
-------- ---------------------------------------------------------------------
 3       SEC USE ONLY


-------- ---------------------------------------------------------------------
 4       SOURCE OF FUNDS

         N/A

-------- ---------------------------------------------------------------------
 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         /  /
         PURSUANT TO ITEMS 2(d) or 2(e)

-------- ---------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION

         State of Delaware

----------------------------------- ------- ----------------------------------
NUMBER OF SHARES BENEFICIALLY        7      SOLE VOTING POWER
OWNED BY EACH REPORTING PERSON              6,615
WITH
                                    ------- ----------------------------------
                                     8      SHARED VOTING POWER
                                            4,758,456
                                    ------- ----------------------------------
                                     9      SOLE DISPOSITIVE POWER
                                            6,615
                                    ------- ----------------------------------
                                     10     SHARED DISPOSITIVE POWER
                                            1,046,640
-------- --------------------------------------------------------------------
 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         4,765,071
-------- --------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
                                                                         / /
-------- --------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         33.1%
-------- --------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO
-------- --------------------------------------------------------------------


* In accordance with Release No. 34-39538 (January 12, 1998), this filing reflects the securities beneficially owned by Taunus Corporation, a holding company that is a wholly owned subsidiary of Deutsche Bank A.G. Taunus Corporation is a separate operating unit of Deutsche Bank A.G. This filing does not reflect securities beneficially owned by any other business unit of Deutsche Bank A.G., and Taunus Corporation expressly disclaims beneficial ownership of any such securities.

                               SCHEDULE 13D/A
CUSIP No. 863236105                                     Page 3 of 11 Pages



-------- -------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         DB Capital Partners, Inc.        I.R.S. Identification No. 13-2725387

-------- --------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) /X/
                                                                      (b) / /
-------- --------------------------------------------------------------------
 3       SEC USE ONLY


-------- --------------------------------------------------------------------
 4       SOURCE OF FUNDS

         N/A

-------- --------------------------------------------------------------------
 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         / /
         PURSUANT TO ITEMS 2(d) or 2(e)

-------- --------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION

         State of Delaware

----------------------------------- ------- ---------------------------------
NUMBER OF SHARES BENEFICIALLY        7      SOLE VOTING POWER
OWNED BY EACH REPORTING PERSON              0
WITH
                                    ------- ---------------------------------
                                     8      SHARED VOTING POWER
                                            4,758,456
                                    ------- ---------------------------------
                                     9      SOLE DISPOSITIVE POWER
                                            0
                                    ------- ---------------------------------
                                     10     SHARED DISPOSITIVE POWER
                                            1,046,640
-------- --------------------------------------------------------------------
 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         4,758,456
-------- --------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
                                                                           / /
-------- --------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         33.0%
-------- --------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO
-------- --------------------------------------------------------------------

                               SCHEDULE 13D/A
CUSIP No. 863236105                                     Page 4 of 11 Pages


-------- --------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         DB Capital Partners, L.P.       I.R.S. Identification No. 52-2046858

-------- --------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) /X/
                                                                      (b) / /
-------- --------------------------------------------------------------------
 3       SEC USE ONLY


-------- --------------------------------------------------------------------
 4       SOURCE OF FUNDS
         N/A
-------- --------------------------------------------------------------------
 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         / /
         PURSUANT TO ITEMS 2(d) or 2(e)

-------- --------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION

         State of Delaware

----------------------------------- ------- ---------------------------------
NUMBER OF SHARES BENEFICIALLY        7      SOLE VOTING POWER
OWNED BY EACH REPORTING PERSON              0
WITH
                                    ------- ---------------------------------
                                     8      SHARED VOTING POWER
                                            4,758,456
                                    ------- ---------------------------------
                                     9      SOLE DISPOSITIVE POWER
                                            0
                                    ------- ---------------------------------
                                     10     SHARED DISPOSITIVE POWER
                                            1,046,640
-------- --------------------------------------------------------------------
 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         4,758,456
-------- --------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
                                                                          / /
-------- --------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         33.0%
-------- --------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         PN
-------- --------------------------------------------------------------------

                               SCHEDULE 13D/A
CUSIP No. 863236105                                     Page 5 of 11 Pages




-------- ---------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         DB Capital Investors, L.P.      I.R.S. Identification No. 52-2046859

-------- ---------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) /X/
                                                                       (b) / /
-------- ----------------------------------------------------------------------
 3       SEC USE ONLY


-------- ----------------------------------------------------------------------
 4       SOURCE OF FUNDS
         WC
-------- ----------------------------------------------------------------------
 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         / /
         PURSUANT TO ITEMS 2(d) or 2(e)

-------- ----------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION

         State of Delaware

----------------------------------- ------- -----------------------------------
NUMBER OF SHARES BENEFICIALLY        7      SOLE VOTING POWER
OWNED BY EACH REPORTING PERSON              0
WITH
                                    ------- -----------------------------------
                                     8      SHARED VOTING POWER
                                            4,758,456
                                    ------- -----------------------------------
                                     9      SOLE DISPOSITIVE POWER
                                            0
                                    ------- -----------------------------------
                                     10     SHARED DISPOSITIVE POWER
                                            1,046,640
-------- ----------------------------------------------------------------------
 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         4,758,456
-------- ----------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
                                                                             / /
-------- ----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         33.0%
-------- ----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         PN
-------- ----------------------------------------------------------------------

                               SCHEDULE 13D/A
CUSIP No. 863236105                                     Page 6 of 11 Pages



                                 SCHEDULE 13D/A

                             Strayer Education, Inc.

     This Amendment No. 4 amends and supplements the Schedule 13D filed on March 26, 2001 (Schedule 13D), as amended by Amendment No. 1 to Schedule 13D filed on May 21, 2001 ("Amendment No. 1"), Amendment No. 2 to Schedule 13D filed on October 9, 2002 ("Amendment No. 2") and as further amended by Amendment No. 3 to
Schedule 13D filed on November 15, 2002, relating to the shares of common stock, $0.01 par value per share ("Common Stock"), of Strayer Education, Inc., a Maryland corporation (the "Company"), the principal executive offices of which are located at 1025 15th Street, N.W. Washington D.C. 20005. Terms not otherwise defined herein shall have the respective meaning given to such terms in the
Schedule 13D, Amendment No. 1, Amendment No. 2 or Amendment No. 3, as applicable.

Item 4.  Purpose of the Transaction

     Item 4 is amended and supplemented by inserting the following before the second to last paragraph thereof:

     "On November 20, 2002, pursuant to the Underwriting Agreement, the Underwriters purchased 1,700,000 shares of Common Stock beneficially owned by New Mountain and 600,000 shares of Common Stock beneficially owned by DBCI (including full exercise of the Underwriters' over-allotment option) at the Offering Price, less the Underwriting Discount."

Item 5.  Interest in Securities of the Issuer

     The response to this item is deleted in its entirety and replaced by the following:

     "(a) As of the date of this Amendment No. 4, DBCI's beneficial ownership of 4,758,456 shares of Common Stock (3,758,456 shares of Common Stock issuable upon conversion of the same number of Preferred Stock, which includes dividends declared on the Preferred Stock through October 1, 2002, and 1,000,000 shares of Common Stock issuable upon exercise of the Option) constitutes beneficial ownership of approximately 33.0% of the total number of shares of outstanding Common Stock (including Common Stock issued upon conversion of Preferred Stock in connection with the Offering). Each of Taunus, DBCP Inc. and DBCP L.P. may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by DBCI. In addition, Taunus may be deemed to be the beneficial owner of 6,615 shares of Common Stock owned by Deutsche Bank Securities Inc. ("DBSI") (formerly known as Deutsche Banc Alex. Brown Inc.), a wholly-owned subsidiary of Taunus, which, when aggregated with the 4,758,456 shares of Common Stock which Taunus may be deemed to beneficially own as a result of the beneficial ownership by DBCI, constitutes beneficial ownership by Taunus of approximately 33.1% of the total number of the shares of outstanding Common Stock.

     The Reporting Persons and New Mountain may be deemed to comprise a group as a result of certain provisions contained in the Shareholder's Agreement pertaining to the voting of directors and the disposition of shares of the Preferred Stock or Common Stock issued upon

                               SCHEDULE 13D/A
CUSIP No. 863236105                                     Page 7 of 11 Pages



conversion of the Preferred Stock and the Letter Agreement pertaining to the voting of the directors.

     The Reporting Persons hereby disclaim beneficial ownership of the Common Stock issuable upon the conversion of the Preferred Stock and purchasable pursuant to the Option to the extent owned by New Mountain.

     (b) Each of the Reporting Persons has the shared power to vote or direct the vote with New Mountain of 4,758,456 shares of Common Stock and each of Reporting Persons has the shared power to dispose or to direct the disposition with New Mountain of 1,046,640 shares of Common Stock.

     DBSI has the sole power to vote or direct the vote of and to dispose or direct the disposition of 6,615 shares of Common Stock.

     (c) Within the past 60 days, DBSI, in the ordinary course of business and for its own account, made the following transactions with regard to the Company's Common Stock:

     (i) On November 14, 2002, purchased 200 shares of Common Stock at a price of $53.80 per share of Common Stock;

     (ii) On November 14, 2002, purchased 100 shares of Common Stock at a price of $53.90 per share of Common Stock; and

     (iii) On November 14, 2002, purchased 100 shares of Common Stock at a price of $53.91 per share of Common Stock.

     Except as described above, during the past sixty days, none of DBCI, DBCP L.P., DBCP Inc. nor Taunus, nor to the best knowledge of DBCI, DBCP L.P., DBCP Inc. and Taunus, any of the persons set forth on Schedule I, has effected any transactions in shares of Common Stock.

     (d) Not applicable.

     (e) Not applicable."

                               SCHEDULE 13D/A
CUSIP No. 863236105                                     Page 8 of 11 Pages


                                   SIGNATURE
                                   ---------


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 21, 2002



                                            TAUNUS CORPORATION



                                            By:  /s/ James T. Byrne, Jr.
                                                --------------------------
                                                Name:  James T. Byrne, Jr.
                                                Title: Secretary

                               SCHEDULE 13D/A
CUSIP No. 863236105                                     Page 9 of 11 Pages




                                   SIGNATURE
                                   ---------


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 21, 2002




                                           DB CAPITAL PARTNERS, INC.



                                            By:  /s/ Charles Ayres
                                                --------------------------
                                               Name:   Charles Ayres
                                               Title:  Managing Director

                               SCHEDULE 13D/A
CUSIP No. 863236105                                     Page 10 of 11 Pages




                                   SIGNATURE
                                   ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 21, 2002


                                          DB CAPITAL PARTNERS, L.P.

                                              By:    DB CAPITAL PARTNERS, INC.,
                                                     its General Partner



                                          By:  /s/ Charles Ayres
                                              --------------------------
                                              Name:  Charles Ayres
                                              Title: Managing Director

                               SCHEDULE 13D/A
CUSIP No. 863236105                                     Page 11 of 11 Pages




                                   SIGNATURE
                                   ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 21, 2002


                                   DB CAPITAL INVESTORS, L.P.

                                        By:    DB CAPITAL PARTNERS, L.P.
                                               its General Partner

                                        By:    DB CAPITAL PARTNERS, INC.,
                                               its General Partner



                                        By:  /s/ Charles Ayres
                                            --------------------------
                                            Name:  Charles Ayres
                                            Title: Managing Director